Exhibit 10(t)
                 AMENDMENT TO EMPLOYMENT AGREEMENT

     This Amendment to Employment Agreement is made and entered into as of January 3, 1994 by and between Color Tile, Inc., a Delaware corporation (the "Company"), and N. Laurence Nagle (the "Executive"), with reference to that certain Employment Agreement dated as of December 28, 1993, by and between the Company and the Executive, a copy of which is attached hereto as Exhibit A (the "Existing Agreement").

     The Company and the Executive hereby agree that the Existing
Agreement is amended in the following respects:

     1. The first sentence of Section 1 of the Existing Agreement is amended to read in full as follows:

          "The period of the Executive's employment under this Agreement (the "Period of Employment") shall commence on January 3, 1994
     (the "Effective Date") and shall expire on the last day of the Company's 1998 fiscal year (the "Expiration Date"), subject to any extension as may be agreed or any earlier termination of the Executive's employment as provided in Section 6 hereof."

     2.   The second sentence of Section 1 of the Existing
Agreement is amended by deleting therefrom the words "six months" and inserting in lieu thereof the words "twelve months".

     3. The first sentence of Section 3 of the Existing Agreement is amended by deleting therefrom the amount "$247,500" and inserting in lieu thereof the amount "$375,000."

     4. The third sentence of Section 3 of the Existing Agreement is deleted in its entirety and there is inserted in lieu thereof the following sentence:

          "The Executive acknowledges and agrees that it is not intended that there will be any increase in the Base Salary with respect to either the Company's 1994 or 1995 fiscal year."

     5. The sixth sentence of Section 4 of the Existing Agreement is deleted in its entirety and there is inserted in lieu thereof the following sentence:

          "The Company further agrees that if the Executive or his estate or personal representative shall sell the Executive's personal residence in the Forth Worth, Texas area within two years of the date of the termination of the Executive's employment by the Company, the Company shall reimburse the Executive or such estate or personal representative for any loss sustained in connection with such sale (i.e., the negative difference between the original purchase price and the gross sales price less commissions and closing costs), provided that (i) the Company's maximum reimbursement obligation shall be $100,000, (ii) the Company shall have no reimbursement obligation if the employment of the Executive hereunder is terminated pursuant to Section 6.1(c)(i), 6.1(c)(ii), 6.1(c)(iii), 6.1(c)(iv) or 6.2(b) hereof, and


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     (iii) the Executive acknowledges that the Company has no
     further obligation to the Executive pursuant to that certain
     Letter Agreement dated April 10, 1988 between Knoll
     International Holdings, Inc. and the Executive."

     Except as specifically amended pursuant to the preceding paragraphs 1 through 5, the Existing Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, this Amendment to Employment Agreement has been duly executed as of the day and year first written above.


                                        COLOR TILE, INC.


                                        By: /s/  Eddie M. Lesok
                                            -----------------------
                                            Eddie M. Lesok,
                                            Chief Executive Officer



                                        EXECUTIVE


                                        /s/  N. Laurence Nagle
                                        ---------------------------
                                            N. Laurence Nagle